Exhibit 99.2

Regulation of Telecommunications

Regulation of Telecommunications in Russia

Regulatory bodies

In accordance with the Russian Constitution and the Federal Law “On Communications,” (the “Communications Law”), the regulation of activity in the field of communications is exercised by the Russian Federation President, Russian Government, the federal body of executive power in the field of communications, and other federal executive authorities within their competence. The Ministry of Telecom and Mass Communications of the Russian Federation (the “Ministry”) is the governmental agency in Russia which is responsible for the regulation of telecommunications, mass media, information technology and postal services. In Russia, regulation of the use of the radio frequency spectrum is exercised by the State Commission on Radio Frequencies which establishes the procedure for the allocation of radio frequencies.

The Ministry is responsible for developing and implementing national policy and legal regulation in the following areas:

•	Telecommunications, including the allocation and conversion of the radio frequency spectrum, and postal communications;

•	Mass media, including the electronic media, development of the internet, television and radio broadcasting, and related technologies;

•	Publishing, printing, and distribution of printed media;

•	Information technology, including the creation of government information resources and promotion of access to such resources; and

•	Personal data processing and internet governance.

The Ministry in turn controls and coordinates the activity of the: (i) the Federal Communications Agency, or “Rossvyaz,” (ii) the Federal Agency on Press and Mass Media, or “Rospechat” and (iii) the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or “Roskomnadzor.” Rossvyaz and Roskomnadzor have functions particularly relevant to our business. Rossvyaz is responsible for allocating numbering resources and certifying communication facilities. Roskomnadzor is responsible for licensing activities in the area of telecommunications; issuing permissions for, amongst others, radio frequency use, control over telecommunications and information technologies; and high-frequency devices.

Regulatory framework

The Communications Law is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation, administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business address the federal government’s authority to:

•	license communications service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Russian law.

In accordance with Russian legislation, licenses to provide telecommunications services are issued by Roskomnadzor on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Licenses are generally issued for a term of three to 25 years. Roskomnadzor has the right to renew an existing license upon application which may be rejected if, as of the date of submission of the application, the operator has been found to have violated the terms of the license and such violations have not been cured. The Communications Law also regulates the procedures for re-issuing a license in the case of a reorganization of the license holder or transfer of communications networks and operations to other persons.

In addition to obtaining a license, wireless telecommunications operators have to receive a permit for radio frequency usage for every radio transmitter they operate. The permit for radio frequency usage is issued by Roskomnadzor on the basis of decisions of the State Radio Frequency Commission and the conclusion of the Main Radio Frequency Center examination. This examination evaluates the electromagnetic compatibility of the REDs and coordinates radio transmitter usage with the Defense Ministry, Federal Protective Service and the Federal Security Service of the Russian Federation. Under the Communications Law, permits for the use of radio frequencies are granted for ten years or a shorter period if such shorter period is indicated in the application. Radio frequency permit duration may be extended if, by the expiry of the permit, the State Radio Frequency Commission has not adopted any regulations or decisions that limit the possibility of such an extension. Radio frequency allocation permission may be suspended or terminated for a number of reasons, including failure to comply with the conditions to which the frequency allocation was subject.

MTR

The Communications Law and the Federal Law “On the Protection of Competition” allow telecommunications operators, including wireless service operators, to freely establish tariffs for the telecommunications services provided to customers, with the exception of significant operators’ interconnection tariffs and tariffs on universal services. PJSC VimpelCom is not considered to be a significant operator and therefore can independently establish tariffs. However, this independence is limited by the antitrust legislation and requires us to consider the prices of similar services provided by other operators, to avoid being sanctioned for abusing a dominant market position.

MNP

Since December 1, 2013, customers are allowed to port mobile numbers. The maximum charge for the customer is RUB 100 (approximately US$1.40 as of December 31, 2015) per ported number.

Regulation of Telecommunications in Algeria

Regulatory bodies

Under Algerian Law, the Algerian telecommunications market is regulated by the Ministry of Post, Information Technology and Communications (the “MPTIC”), which, in addition to other responsibilities, establishes policies, and the market is monitored by the Autorité de Régulation de la Poste et des Télécommunications (the “ARPT”). Further, the Algerian National Competition Council is the competent authority for competition matters.

Regulatory framework

The main elements of the regulatory framework applicable to the telecommunications sector in Algeria are embodied in the Post and Telecommunications Law of August 2000, which (i) establishes general rules for the organization of the telecommunication sector, (ii) creates and determines the mandate of the national regulatory authority, (iii) defines general rules for the licensing and authorization of telecommunications networks and services and (iv) introduces principles allowing the development of competition in the sector.

From January 2015, the ARPT has been empowered to issue financial sanctions against operators who are not compliant with applicable law, and in October 2015, a procedure was established that the ARPT must follow to issue such sanctions.

Retail market regulation

According to the terms of their telecommunications licenses, Algerian operators must submit all their retail offers to the ARPT for approval 30 days before introducing such offers to the market.

In addition, since Djezzy was designated as a dominant operator in the retail market for GSM communications by the ARPT in 2007, Djezzy has to follow more stringent obligations, and its retail tariffs are subject to non-discrimination and margin squeeze tests prior to approval by the ARPT. As a result, the approval process for Djezzy takes longer than the approval process of its competitors. In addition, although in theory only 2G tariffs are regulated, in practice the regulation applies to almost all retail tariffs. Because our 3G network does not cover the entire territory of Algeria and our license conditions do not allow geographic discrimination among our customers, the great majority of our offers include 2G and 3G and are submitted to the additional tests mentioned above.

The ARPT has also established rules regulating the promotions that mobile operators may offer. These rules limit the frequency and duration of, and minimum interval between, promotions and to some extent have reduced the intensity of competitive promotions.

MTR

The ARPT monitors interconnection prices to ensure that they are cost based, and intervenes to set them as such. However, the ARPT does not set equivalent termination rates for all operators, and currently Djezzy’s rate is significantly lower than that of other operators. All interconnection agreements and interconnection prices must be approved by the ARPT prior to becoming effective.

Djezzy has interconnection agreements with the fixed incumbent operator, the other two mobile operators and the three currently authorized VoIP operators in Algeria. The termination tariffs are modified annually in the reference interconnection offers approved by ARPT.

MNP

There is currently no number portability, either for mobile or fixed, in Algeria.

Others

SIM card identification. In 2010, the Algerian government introduced a new penalty scheme through the Supplemental Finance Act for mobile operators failing to identify mobile SIM cards. Mobile operators may be fined DZD150,000 (approximately US$1,400 as of December 31, 2015) per unidentified SIM card. Further implementing legislation remains to be enacted in connection with this scheme.

2G/3G dual numbering. At the time of the introduction of 3G in Algeria at the end of 2013, the ARPT required the implementation of specific 3G numbers, different from customers’ 2G numbers. This requirement led to a technical solution that was not user-friendly. Despite its regulatory obligations, one of our competitors launched its 3G services with a single number. Djezzy, given its particular circumstances, deployed 3G later than its competitors and could not afford to launch 3G services with a degraded quality of service. Therefore, Djezzy further delayed the commercial launch of 3G services until July 2014, when the ARPT issued a decision that authorized operators to use a single number for 2G and 3G.

ARPT and MPTIC approval for importing 3G equipment and systems. Due to a ban on Djezzy’s foreign exchange and certain import restrictions, a special dispensation from the Bank of Algeria was required for importing 3G equipment and systems. The dispensation was granted in October 2013 and required prior approval from the ARPT and the MPTIC of the detailed lists of equipment and systems to be imported. As a result, the deployment of our 3G services could not start before January 2014, when the first shipment of 3G equipment and systems arrived in Algeria. However, our competitors started to deploy their 3G networks before obtaining 3G licenses and were able to launch their 3G services in the middle of December 2013. In addition, a ban remained in place for our non-3G equipment and systems, which, together with the approval procedure for 3G equipment and systems, caused delays in our procurement process. However, the ban was lifted on January 28, 2015, and from that date, there have been no bans for Djezzy on the import of any equipment or exchange of foreign currency.

Regulation of Telecommunications in Pakistan

Regulatory bodies

Under the Pakistan Telecommunication (Re-organization) Act, 1996, as amended (the “Telecommunication Act”), responsibility for telecommunications regulation in Pakistan lies with the Government of Pakistan, acting through the Ministry of Information Technology (“MoIT”), and the Pakistan Telecommunication Authority (the “PTA”).

MoIT is responsible for shaping and directing Pakistan’s telecommunications and information technology policies. The PTA is an autonomous body that, subject to government-issued instructions and policy directives, implements policy and monitors the activities of the various market participants through licensing, tariff regulation, investigation of complaints (including arbitration of disputes between licensees) and competition. Additionally, the Competition Commission of Pakistan regulates competition within the telecommunications sector under the Competition Act, 2010.

The Frequency Allocation Board (the “FAB”) has exclusive powers to allocate radio frequency spectrum. The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after initial examination, refers applicants to the FAB for allocation of frequency.

Regulatory framework

Telecommunications networks and services in Pakistan are principally regulated under the Telecommunication Act and the Pakistan Telecommunication Rules, 2000 (the “Telecommunication Rules”). The Telecommunication Act also defines general rules for the licensing and authorization of telecommunications networks and services and introduces principles of establishment and administration of special funds, which are intended for research and development, as well as a universal services fund.

Mobile license acquisition

Radio frequency spectrum allocation is required with respect to the provision of mobile telecommunication services and is typically auctioned by the PTA to qualifying bidders, subject to MoIT policies for Pakistan.

To obtain a license to provide mobile telecommunication services in Pakistan, the PTA requires a written application supported by relevant documents, as set out in the applicable regulations, information memoranda or advertisements in respect of the relevant license.

Licenses for the provision of mobile telecommunication services in Pakistan have been issued for 15 year periods and may be renewed on such terms and conditions, and with such fees and contributions, as are consistent with the policy of the Government of Pakistan at that time. The PTA may include such additional terms as it considered appropriate, or it may decline to renew a license for reasons including violations of applicable license terms, laws or regulations.

MTR

The Telecommunication Rules allow operators to fix different tariffs and terms in respect of interconnection services, to be approved by the PTA from time to time. These tariffs and terms may vary by for different categories of operators and interconnection services if such differences can be objectively justified on a cost basis. The PTA has also fixed mobile and fixed-line interconnection charges from time to time.

For licensees designated as SMP, PTA will propose appropriate cost regime for interconnection and apply it to licensees that have SMP in the relevant market. Operators that are not subject to SMP in the relevant market may use commercially agreed termination rates.

MTR (fixed and mobile) have been fixed on the basis of the PTA’s determination of May 2008, gradually reducing from PKR1.10 to PKR0.90 (approximately US$0.01 to US$0.009 as of December 31, 2015) in January 2010. The PTA initiated a costing exercise in 2011 and 2012 but did not announce any subsequent changes to MTR.

MNP

The Mobile Number Portability Regulations, 2005 provide eligibility criteria for MNP, rights and obligations of customers, and duties and responsibilities of operators. The PTA formed a supervisory board with all mobile operators to supervise the centralized database operation and determine the best MNP method.

MNP was launched throughout Pakistan on March 23, 2007. The current porting rate is PKR 250 (approximately US$2.38 as of December 31, 2015) per completed port. The Mobile Cellular Policy encourages (but does not require) domestic roaming and infrastructure sharing, and those matters are left to the various operators to negotiate commercial terms.

SMP

The PTA is currently undergoing a consultation process whereby the relevant markets will be ascertained and PTA will also determine whether there are SMP operators in the various telecommunications markets.

According to the Telecommunication Rules, an operator whose share of the relevant market exceeds 25% (based on revenues) shall be presumed to have SMP, unless determined otherwise by the PTA. The PTA may also determine that an operator whose share of the relevant market is less than the 25% threshold nonetheless has SMP. In August 2004, the PTA determined that Mobilink had SMP in the mobile telecommunications market in Pakistan (with 63% of market share at that time), as well as in the national interconnection market. Consequently, Mobilink became subject to increased regulation by the PTA and, in particular, had to seek PTA approval with respect to its tariffs and publish a reference interconnection offer (“RIO”) with the services and tariffs available to other operators.

Following a review process in 2010, the PTA determined that the mobile telecommunications market in Pakistan was in a state of fair competition, particularly after the introduction of MNP and the entry of China Mobile. As a result, the PTA determined that no operator had SMP in the mobile telecommunications market in Pakistan, but that the RIO publication requirement would continue to apply to relevant operators, unless otherwise determined by the PTA. Following a court challenge of its determinations, the PTA is currently undergoing a consultation process to determine the relevant markets and whether there are SMP operators in Pakistan. The PTA recently indicated that it intends to identify the mobile telecommunications market as a relevant market for determining SMP operators, in which case, such operators may be subject (again) to tariff regulation and other PTA requirements.

Pursuant to the Telecommunications Policy 2015, licensees that are designated as SMP in a relevant market under the Competition Rules will be required to:

•	Obtain prior approvals from PTA for launch of CVAS and change in prices.

•	Provide, on a fair and non-discriminatory basis, the National Roaming Services and Infrastructure Sharing.

For licensees designated as SMP, the PTA will propose appropriate cost regime for interconnection and apply it to licensees that have SMP in the relevant market. Operators that are not subject to SMP in the relevant market may use commercially agreed termination rates.

Other

Biometric Verification

Due to the adverse security situation in Pakistan, the government decided to implement strict procedures for verification of customers. For more information on the new identification requirements of the government of Pakistan, see the section of this Annual Report on Form 20-F entitled “Item 3—Key Information—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”

Telecommunications Policy 2015

A new telecommunications policy, the Telecommunications Policy 2015, was approved by the Government of Pakistan on December 11, 2015. Certain legislative and regulatory changes are expected in the implementation of this policy, including: (i) the introduction of competition rules; (ii) changes in the interconnection regime; (iii) changes in national roaming and infrastructure sharing requirements; (iv) allocation and assignment of spectrum in order to maximize social and economic benefits; (v) the establishment by the PTA of an environmental regulatory framework for the sector; and (vi) the prescription by MoIT of rules for lawful interception.

MVNO Regulations

The PTA also issued MVNO regulations in March 2012, providing a detailed mechanism for the functioning and operations of MVNOs. No MVNOs have entered the Pakistan market as of December 31, 2015.

Regulation of Telecommunications in Bangladesh

Regulatory bodies

The Bangladesh Telecommunication (Amendment) Act, 2010 (the “BTA”) introduced a separation of responsibilities between the telecoms regulator and government ministry in Bangladesh. Under the BTA, the responsibilities of issuing licenses for telecommunications systems and services, as well as the regulation of telecommunication activities, are assigned to the Bangladesh Telecommunications Regulatory Commission (the “BTRC”). However, the supervision of telecommunication licensees and the approval of the BTRC’s proposals for issuing licenses were transferred to the Posts and Telecommunications Division or “PTD” (within the Ministry of Posts, Telecommunications and Information Technology of Bangladesh). As a result, the BTRC is currently the executive body for telecommunications policies, while the PTD is empowered to supervise and monitor all activities of the BTRC.

Regulatory framework

The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the BTA, which establishes rules relating to the supply of telecommunications services in Bangladesh.

Mobile license acquisition

The issuance of any telecommunications license is at the sole discretion of the BTRC, subject to approval from the PTD. The BTRC must submit a report to the PTD for its approval, prior to granting any license to telecommunications operators.

The BTRC reserves the right to set the criteria and conditions for license eligibility, to specify any applicable fees and charges and to determine the duration and conditions of any license it issues. Generally, licenses are issued for a certain period of time, subject to renewal, and the applicable validity period, renewal requirements and other conditions are set out in the license.

In addition, the provisions of the BTA grant the BTRC the power to renew, suspend, cancel and control the transfer of licenses. The BTRC, with the prior permission of the PTD, may amend any condition of any license issued pursuant to the BTA, and the PTD, on its own initiative or at the request of a licensee, may instruct the BTRC to amend any license condition.

MTR

The BTRC has set various interconnection rates and interconnection revenue sharing arrangements. For domestic outgoing calls, mobile to mobile phone calls, and PSTN calls, interconnection charges are set at BDT 0.22 (approximately US$0.003 as of December 31, 2015) per minute, and the interconnection revenue is shared between the Interconnection Exchange, or “ICX,” (BDT 0.04 per minute) and the terminating operator (BDT 0.18 per minute). For international outgoing calls, the interconnection charge varies depending on the charges of the overseas carrier, with the revenue shared among the Access Network Service, or “ANS,” operator, the ICX, the International Gateway or “IGW” and the BTRC, pursuant to a revenue sharing model established by the BTRC. For international incoming calls, the termination charge was reduced from BDT 2.34 (approximately US$0.03 as of December 31, 2015) per minute to BDT 1.17 (approximately US$0.015 as of December 31, 2015) per minute in September 2014, and the revenue is shared among ANS operators, ICXs, IGWs and the BTRC, according to the percentages set by the BTRC.

In 2008, pursuant to the International Long Distance Telecommunication Services Policy, 2010 (a revised version of the 2007 policy), the BTRC issued a limited number of IGW, ICX and International Internet Gateway, or “IIG,” licenses to local companies. In 2012, the BTRC awarded additional licenses to local entrepreneurs, and there are currently 29 IGW, 26 ICX and 36 IIG, in addition to 42 Internet Protocol Telephony Service Provider, or “IPTSP,” and 881 VoIP Service Provider, or “VSP,” licenses in place.

MNP

The BTRC issued directives on MNP on June 13, 2013, with a stringent timeline for implementation. However, the mobile operators requested that the BTRC start a consultation process and revise the timeline for the implementation of MNP. As of December 31, 2015, this consultation process is ongoing.

Other

Effective July 1, 2014, the National Board of Revenue of Bangladesh imposed a tax of BDT 100 (approximately US$1.27 as of December 31, 2015) on SIM replacement. In addition, the Government of Bangladesh formed the National Telecommunication Monitoring Center in 2010 to conduct Lawful Interception or “LI” as permitted under the BTA, and telecommunications operators in Bangladesh are responsible for the cost of maintaining the software and equipment for such phone surveillance.

Regulation of Telecommunications in Ukraine

Regulatory bodies

According to the Ukraine Telecommunications Law, or “UTL”, the Cabinet of Ministers, the Administration of the State Agency for Special Communications and Information Protection (the “Administration”) and the National Commission for the State Regulation of Communication and Informatization, or “NCCIR”, are the main governmental authorities managing the telecommunication industry.

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of telecommunications.

The Administration develops state policy proposals in the area of telecommunications and is responsible for their implementation within its authority granted by law. The Administration also has the authority to prepare draft legislation and define the quality requirements for telecommunications services and technical standards for telecommunications equipment.

The NCCIR is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies. The NCCIR issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators and providers, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Regulatory framework

The UTL and the Ukraine Frequency Law, or the “UFL”, both as amended from time to time, are the principal laws regulating the Ukrainian telecommunications industry. The UTL includes various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry.

The UTL sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The UFL regulates the allocation and use of the frequency bands in Ukraine.

MTR

The UTL allows telecommunications operators, including wireless service operators, to establish tariffs for the telecommunications services provided to customers, with the exception of tariffs on universal services and data traffic channeling by SMP telecommunications operators.

Effective September 2, 2015, the NCCIR introduced new tariffs for provision of commonly accessible (universal) services, including fixed-line local services to fixed-line customers. As a result, the tariffs for local calls and monthly subscription fees increased.

The MTRs are the same for the operators in Ukraine. The NCCIR plans to gradually decrease the MTRs, which have been higher than the EU average for several years.

SMP

The NCCIR regulates telecommunications services markets, studies the competitive environment in the telecommunications market, determines SMP operators and regulates interconnection tariffs charged to access SMP operators’ and dominant operators’ networks, as well as the technical, organizational and economic terms of interconnection agreements involving such operators. An operator is presumed to have SMP if it has a share of more than 25% of the total revenue of all telecommunications operators and providers operating in the respective telecommunications services market. On October 20, 2011, the NCCIR determined the SMP operators in the markets for terminating calls on fixed-line and mobile networks and on December 1, 2011, it approved mandatory interconnection tariffs for the SMP operators in such markets. Our operations in the Ukraine are deemed to have SMP and are subject to these regulations. The NCCIR is planning to introduce changes in the UTL defining SMP for different markets.

MNP

Applicable legislation requires mobile operators to provide a national roaming service and to provide customers with the ability to transfer their mobile numbers from one telecommunication network to another. While MNP introduction was initially foreseen for December 2013 and then postponed to the second half of 2014, MNP has still not been implemented, as the basic requirements of the MNP legislation were canceled by the court. However, new procedures for the provision of MNP services have been approved by the government, and implementation of MNP is planned in the second half of 2016.

Regulation of Telecommunications in Kazakhstan

Regulatory bodies

Under the Kazakhstan Communications Law dated July 5, 2004 (the “Kazakhstan Communications Law”), the Ministry for Investments and Development (the “MID”) is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts.

The Inter-Agency Commission on Radio Frequencies, or the “ICR,” is a consultative-advisory agency of the Kazakh government that provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of their investigative operations.

Competition matters in Kazakhstan are regulated by the Committee on Regulation of Natural Monopolies and Protection of Competition (the “Antimonopoly Committee”) of the Ministry of the National Economy. The Antimonopoly Committee is authorized to prepare and implement state policy for the protection of competition, for example, by coordinating with state authorities, reviewing compliance with competition laws, conducting investigations and approving concentrations of entities.

Regulatory framework

The Kazakhstan Communications Law is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections.

The Kazakhstan Communications Law grants the Kazakh government broad authority with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business include the government’s authority to:

•	develop and implement government policy on telecommunications and frequency allocations;

•	approve allocation of radio frequencies;

•	approve procedures for auctions of telecommunications licenses;

•	approve the licensing terms, conditions and qualification requirements when granting telecommunications licenses; and

•	set forth the procedures and payment amounts for the ability to provide services with the use of frequencies.

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by law. It is forbidden for foreign legal entities or individuals to control and operate fixed-line networks, to create and operate telecommunications networks without the establishment of a legal entity in Kazakhstan and to obtain more than 10.0% of voting shares in International Long Distance (“ILD”) operator without governmental consent, as well as the consent of national security authorities. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of an ILD operator who possesses surface communication lines (cables, including fiber optic and radio-relay cables) without governmental consent, based on the conclusion of MID, as well as the consent of national security authorities.

In addition, all telecommunications operators in Kazakhstan are required to maintain control centers, which are responsible for monitoring, incident management, planning work and management reporting, for their networks within the territory of Republic of Kazakhstan, and the chief technical officer of each operator must be a citizen of the Republic of Kazakhstan.

MTR

Starting from 2013, MTR decreased by 15% on a yearly basis according to a memorandum signed between mobile operators. As of December 31, 2013, MTR was KZT 11.1 per minute (approximately US$0.031 as of December 31, 2015) between mobile networks, and KZT 13.2 per minute (approximately US$0.037 as of 31 December 2015) for fixed networks. On April 16, 2014, Kar-Tel received notice from the MID regarding a further decrease in the maximum permitted price set for entities holding a dominant position in the relevant market for inbound traffic to KZT 8.88 per minute (approximately US$0.025 as of December 31, 2015), excluding VAT. In 2015, mobile operators in Kazakhstan reached an agreement to set MTR at 8.0 KZT per minute (approximately US$0.023 as of December 31, 2015) for 2015 and 5.0 KZT per minute (approximately US$ 0.014 as of December 31, 2015) for 2016.

The structure of interconnect agreements is set by the MID, and dominant operators are required to enter into an interconnect agreement with any operator requesting interconnection.

MNP

MNP was launched on January 1, 2016. There is currently no charge for customers to port numbers, and the fees for operators are yet to be defined.

Other

KaR-Tel was recognized as a company with SMP and was included in the list of dominant companies in terms of mobile services in 2007. As a consequence the company is a subject of the regulated market and has a range of obligations and limitations on pricing.

According to the results of monitoring prices and/or on the basis of complaints and information received indicating the establishment of unreasonable prices, including in cases of violations by operators, the MID examines prices in accordance with the pricing rules for regulated markets.

KaR-Tel is required to provide to the Antimonopoly Committee and the MID financial statements and information on the sale or transfer in trust of 10% or more of its voting shares (participation interests), monopoly types of activity, volumes of production and sales, selling prices and the level of profitability of monopoly types of services. In addition it is obliged to notify the MID in writing not less than thirty calendar days prior to the impending increase in the prices of services above the maximum price and the reasons for their increase, together with substantiating materials that support the stated reasons for the increase (in accordance with pricing rules).

Without exceeding the maximum price, KaR-Tel has the right to reduce and increase prices of produced (sold) services on the condition of informing the MID about the reasons for such reduction or increase no later than five working days from the date of the reduction or increase.

Regulation of Telecommunications in Uzbekistan

Regulatory framework

The main statutes that govern the telecommunications industry in Uzbekistan are (i) the Uzbek Communications Law dated January 13, 1992 (as amended); (ii) the Radio Frequency Spectrum Law dated December 25, 1998; (iii) Protection of Consumers’ Rights dated April 26, 1996; (iv) the Uzbek Telecommunications Law dated August 20, 1999 (the “Uzbek Telecommunications Law”); (v) Licensing Certain Types of Business dated May 25, 2000; and (vi) the Uzbek Competition Law dated January 6, 2012 (the “Uzbek Competition Law”).

These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.

Regulatory bodies

The government authorities responsible for supervising the telecommunications industry in Uzbekistan are the Ministry for Development of Information Technologies and Communications of the Republic of Uzbekistan and the Uzbek Communications Committee, which is the specially authorized state administration authority that is responsible for regulating the telecommunications industry in Uzbekistan.

In accordance with the Uzbek Telecommunications Law, businesses offering communications services in the Republic of Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law, and the legislation imposes no restrictions on foreign investors.

The State Inspectorate for supervision of communications, information and telecommunication technologies is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

The State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition is a government body which focuses on the expansion of economic reforms, acceleration of denationalization and privatization processes, and provision of development and support of private entrepreneurship in Uzbekistan.

MTR

Local mobile termination rates are not regulated in Uzbekistan; according to current legislation mobile termination rates are determined on the basis of the contracts between operators.

However, due to the inclusion of Unitel LLC on the list of SMP operators, the Uzbek regulator has adopted a decision requiring Unitel LLC to establish mobile termination rates for all operators at the same level as Unitel LLC has agreed with Uzbektelecom JSC (which is 90% state owned). This order is related to the fact that the MTR for Uzbektelecom JSC is lower than for other operators. At present, Unitel LLC is challenging this decision in the judicial bodies of Uzbekistan.

MNP

Mobile number portability is currently not required in Uzbekistan. It is unclear if and when MNP may be introduced.

Other

A position is said to be dominant where a business or group of persons has a market share of 65.0% or more. If a business holds a market share of between 35.0% and 65.0%, it may be deemed to have a dominant position, subject to a determination by the Uzbek Antimonopoly Authority based on the size of market share, the stability of the business’s market share, the share taken by competitors, ease of access to the market for new competitors and other criteria relevant to the given market. On September 19, 2013, Unitel was recognized as a SMP.

As a result, as of November 12, 2013, Unitel LLC has been obliged to declare all its tariffs to the Ministry of Finance of Uzbekistan for approval. Despite numerous attempts by Unitel LLC to obtain approval in accordance with the Uzbek Competition Law, the Ministry of Finance has not yet granted such approvals.

Regulation of Telecommunications in Italy

Regulatory Bodies

Autorità per le Garanzie nelle Comunicazioni (the Italian Communications Regulatory Authority or “AGCOM”) and the Communications Department of the Italian Ministry of Economic Development (the “Italian Ministry”), whose competencies derive from EU regulations as adopted in Italy, together regulate all aspects of the telecommunications markets in Italy which comprise the mobile, fixed-line and internet markets. Their regulatory powers mainly include licensing, authorizations, interconnection access, frequency allocation, numbering, universal service obligations, consumer protection, tariff regulation and arbitration of disputes between operators. For the resolution of disputes between users and operators of communications, AGCOM operates through a decentralized system, in close collaboration with the Regional Committees for Communications (Co.Re.Com.), which are special bodies located throughout Italy with functions of assurance and control of communications systems at the regional level.

AGCOM is financed by telecommunication operators through a fee based on operators’ financial results. The public numbering schemes are decided by AGCOM while the Italian Ministry is responsible for numbering management and assignation.

Autorità Garante della Concorrenza e del Mercato (the Italian Competition Authority or “AGCM”) enforces competition law rules which prohibit anticompetitive agreements among undertakings and the abuse of dominant positions, as well as: (i) reviewing possible M&A deals which may create or strengthen dominant positions detrimental to competition and (ii) consumer protection issues and misleading advertising proceedings. AGCM is also in charge of several other competencies, including protecting consumers from misleading advertising, comparative advertising which discredits competitors’ products or causes confusion, as well as unfair commercial practices among undertakings.

Business undertaken by Italian telecoms operators in the EU is subject to the EU framework on telecommunications regulation which includes directives, recommendations and opinions. As such, as a member of the EU, Italy is required to implement directives issued by the EU, which may take effect automatically on a member state. Regulations adopted at the EU level also have general application and are binding and directly applicable to EU member states.

The Italian Data Protection Authority (Garante per la protezione dei dati personali, hereinafter GARANTE) is an independent authority set up to protect fundamental rights and freedoms in connection with the processing of personal data, and to ensure respect for individuals’ dignity. The DPA was set up in 1997, when the former Data Protection Act came into force. tasks are set forth in the law (the Data Protection Code 196/2003, which superseded the Data Protection Act 675/1996). Main activities of the GARANTE include: supervising compliance with the provisions protecting private life; handling claims, reports and complaints lodged by citizens; banning or blocking processing operations that are liable to cause serious harm to individuals; carrying out on-the-spot inspections to also access databases directly; reporting to judicial authorities on serious infringements; raising public awareness of privacy legislation.

Regulatory framework

In Italy, licenses, authorizations and concessions (“LACs”) for rights to use frequencies and numbering are required from the Ministry for Economic Development. The continued existence and terms of LACs are subject to review by regulatory authorities and to interpretation, modification or termination by these authorities. Moreover, LACs, as well as their renewal terms and conditions, may be affected by regulatory factors.

The Italian telecommunications market is regulated pursuant to a regulatory framework that was adopted by the European Commission in 2002 to harmonize the regulatory environment among European countries, to promote convergence between telecommunications and broadcast networks and services, and to further encourage competition in the telecoms market. The EU regulatory framework was updated in 2009 and established the Body of European Regulators for Electronic Communications (“BEREC”) with the goal to contribute to the development and better functioning of the internal market, ensuring a consistent application of the regulatory framework.

The Electronic Communications Code (updated in 2012) requires AGCOM to carry out market analysis to identify operators with SMP, in order to impose certain regulatory obligations on such dominant operators or otherwise confirm, amend or withdraw the existing obligations imposed on them as per prior market analysis if AGCOM detects that the market is not competitive. The market analysis carried out by AGCOM is subject to the scrutiny of the European Commission which, to a certain extent, can challenge AGCOM’s findings. The markets currently susceptible to ex-ante regulation are:

•	Wholesale fixed call termination;

•	Wholesale mobile call termination;

•	Wholesale local access at a fixed location;

•	Wholesale central access for mass market products; and

•	Wholesale high-quality access at a fixed location.

In the late 2015 the European Commission and other EU institutions have issued a new regulation called “Telecom Single Market” being effective in late April 2016 concerning a new charging regime for the international roaming in EU in the view of abolishing any retail roaming surcharges by June 2017 and the internet net neutrality rules.

MTR

AGCOM imposes certain transparency, access, non-discrimination, price control and cost accounting obligations on each of the mobile operators in Italy. Since the end of 2013 the rates imposed have been the same across each mobile network operator (EUR 0.98 per minute; approximately US$1.06 as of December 31, 2015). In September 2015, AGCOM published its final decision (497/15/CONS) regulating MTR up through 2017 confirming existing regulated values (EUR 0.98 per minute) and regulating as well MVNOs to the same value. The regulated MTR price is valid only for the traffic originated by customers of EU/EEA countries and terminated on Italian players.

MNP

Portability for both mobile and fixed is regulated in Italy by AGCOM. MNP as obligation at wholesale and donating operator level is free of charge. A charge (for Wind EUR 1 (approximately US$1.08 as of December 31, 2015) can be applied at commercial level where the customer wants to transfer with the number also the remaining prepaid credit on the SIM bought by the customer with the new carrier. The time taken to port a number is one working day, although it can take up to three working days in the case of a delay. If the time taken is longer than three days, the customer receives compensation for each day’s delay after day one.

Other

Fixed termination rates

AGCOM regulates fixed termination rates (“FTR”) for certain operators (currently EUR 0.043 per minute from July 2015; approximately US$0.046 as of December 31, 2015). Telecom Italia is regulated also on collection and transit fees (currently EUR 0.140 and EUR 0.093, respectively, per minute from July 2015; approximately US$0.152 and US$0.100, respectively, as of December 31, 2015). Administrative court appeals on the FTR have been rejected, while AGCOM has opened a market analysis proceeding to determine whether any of the provisions relating to these rates will change at the end of 2015 and for the subsequent years.

Fixed-line and access regulation

Pursuant to EU law, national regulatory authorities, including AGCOM, may require an operator with “significant market power” to regularly produce a number of “reference interconnection offers”, or “RIO”, setting forth the terms and conditions on which such operator will provide access to specified services approved by the regulator. For example, the Reference Offers of Telecom Italia cover the following services: (i) fixed-line collection, termination and transport, (ii) interconnection services (circuits), (iii) local loop unbundling, or “LLU”, (iv) copper bitstream, (v) wholesale line rental, or “WLR” and (vi) next-generation access, or “NGA”, wholesale offers. Alternative network operators, or “ANOs”, are also obliged to prepare and communicate to AGCOM and other interconnected operators their RIO regarding fixed termination rates.

Moreover, AGCOM defined a review of the rules applicable to the fixed access markets applicable in the period 2014-2017 (so called “market analysis”). The final decision was published on December 22, 2015. Following this decision, many proceedings will be adopted in 2016 to comply with new rulings in order to define specific decisions (i.e. replicability tests, fixed KPIs, disaggregation and externalization of ancillary services and financed NGA networks).

Universal Service Obligations

Fixed and mobile operators are required to compensate Telecom Italia for net costs related to universal service provision, and the amounts of such contributions are determined by AGCOM decisions. Administrative court appeals by Telecom Italia will require AGCOM to reassess the methodology for setting universal fees prior to 2008.

International Roaming

EU regulations on roaming have implemented a steady reduction in retail and wholesale roaming charges for calls/SMS/data made to destinations within the EU and the European Economic Area while the customer is roaming in the European Economic Area since 2007. The current regulation approved in 2012 introduced an obligation on the network operator to grant decoupling of roaming services from domestic ones and grant data only roaming access on a WiFi-like model (so-called “local break out”) from July 2014. The “Telecom Single Market” regulation approved on November 25, 2015 introduces a Roaming like at Home principle aimed to abolish any retail roaming surcharges by June 2017 (under a fair use of regulated roaming services), preceded by a transitional regime since April 2016 where limited surcharges are allowed. The same regulation eliminates obligation for decoupling of roaming services from domestic ones, while maintaining obligation to allow data only roaming access on a WiFi-like model (“local break out”).

Telecommunications Service Charters and regulation on consumer protection

Italian telecommunications operators are required to implement, and are subject to the obligations contained within, the Telecommunications Services Charters determined by AGCOM. The implementing resolution of AGCOM establishes general criteria for the quality of telecommunications services and provides sanctions for non-compliance including refunds for customers. In addition, AGCOM adopted specific resolutions on quality and services charters in relation to each of the main areas of electronic communications services (fixed-line voice calls, mobile and personal communications, Pay TV and internet access) setting forth the level of quality for services typically provided in each of these areas.

AGCOM has started various working groups and consultations and has issued certain decisions to reform the regulation of various areas of telecommunications services, such as call center quality, new comparative web-site, avoiding high billing and other customer-focused measures.

Data Protection

WIND, as a data controller and telecommunication company, is subject to data protection rules established both at the national level (e.g., The Italian Code for the Protection of Personal Data, Specific Measure on Cookies) and the European level (EU Directives, e.g., 2009/136, 2009/140). These rules constitute the framework for data protection and encompass a wide range of obligations, which can be roughly divided in three main areas: a) basic obligations for personal data processing, such as minimum security measures for data processing, security measures for traffic data processing and security measures for system administrators, b) obligations specifically related to profiling and enrichment (individual or aggregated), and c) data transfers to third party.

On April 4, 2013, the Italian Data Protection Authority issued new provisions for telecommunications operators relating to the implementation of the law on disclosure of breaches of personal data.

Abolition of Mobile Recharge Fee

Fixed charges for mobile top-ups on prepaid SIM cards were abolished in March 2007.